Exhibit 2.2

Share Purchase Agreement
Unilife Medical Solutions Limited
The persons listed in Part 1 of Schedule 1

Share Purchase Agreement
Table of contents

Parties	1

Background	1

Operative provisions	1

1 Sale Shares	1
Sale and purchase	1
All of the Sale Shares	1
Waiver of pre-emption rights	1

2 Conditions to Completion	2
Conditions	2
Purchaser may waive certain Conditions	2
Termination for failure of Conditions	3

3 Pre-Completion	3
Business to be conducted in ordinary course	3
Employees	4
Access by Purchaser and its representatives	4

4 Completion	5
Time and place of Completion	5
Obligations of Purchaser on Completion	5
Obligations of Vendors on Completion	6
Non compliance	7
Post Completion Assistance	6

5 Post Completion payments	8
Additional payments	6
EBITDA Statements	8
Dispute	8
Post-completion Share Issues	9
Call Options for Vendors	13

6 Warranties and indemnity	15
Warranties	15
Reliance	15
Disclosures	9
Indemnity	15
Prompt disclosure of breach	15
Assignment of Warranties	10
Warranty/indemnity payments	15

7 Non compete	17
General obligations	17
Restraints fair and reasonable	18
Severability	18

8 Confidentiality and announcements	18
Provisions to remain confidential	18
Permitted disclosures	18

Share Purchase Agreement

Announcements	18
Return of information in the event of termination	19

9 Notices	19
Requirements	19
Receipt	19

10 General Provisions	20
Non merger	20
Effect of termination	20
Indemnities	21
Invalid or unenforceable provisions	21
Waiver and exercise of rights	21
Amendment	21
Counterparts	21
Further assurances	21
Assignment	22
Entire agreement	22
Rights cumulative	22
Consents and Approvals	22
Jurisdiction	22
Service of process	22
Governing Law	22

11 Definitions and interpretations	23
Interpretation	28

Execution and date	31

Schedule 1
Part 1 — Vendor Details
Part 2 — Minority Shareholder Details

Schedule 2
Accounts

Schedule 3
Assets

Schedule 4
Material Contracts

Schedule 5
Properties

Schedule 6
Plant and Equipment

Schedule 7
Intentionally Blank

Schedule 8
Intellectual Property Rights

Schedule 9
Employees

Share Purchase Agreement

Schedule 10
Warranties

Schedule 11
Disclosures

Schedule 12
Purchaser’s existing D&O arrangements

Schedule 13
EBITDA calculation methodology

Schedule 14
Allocation of Options

Share Purchase Agreement
Parties
Unilife Medical Solutions Limited ACN 008 071 403 of Level 5, 35 Clarence Street, Sydney NSW 2000, Australia (Purchaser)
Each of the persons whose name and address is set out in Part 1 of Schedule 1 (together the Vendors and each a Vendor)
Background
A	The Company has an issued share capital made up of 10,333 shares, which are fully paid up and legally and beneficially owned by the Vendors and the Minority Shareholders as set out in Schedule 1.

B	The Vendors agree to sell, and procure the sale by the Minority Shareholders, and the Purchaser agrees to purchase the Sale Shares under the following terms and conditions.
Operative provisions
1	Sale Shares
Sale and purchase
1.1	The Vendors agree to sell, and procure the sale by the Minority Shareholders, and the Purchaser agrees to purchase, the Sale Shares, free from all Third Party Interests, for the Purchase Price and in accordance with this Agreement.
All of the Sale Shares
1.2	The Purchaser will not be obliged to complete the purchase of any of the Sale Shares unless the purchase of all of the Sale Shares is completed simultaneously.
Waiver of pre-emption rights
1.3	The Vendors waive and prior to Completion must obtain the waiver from all other relevant persons, of all restrictions on transfer (including pre-emption rights) that might exist for the Sale Shares, whether under the Constitution of the Company or otherwise.

Share Purchase Agreement
2	Conditions to Completion
Conditions
2.1	Completion is conditional upon:
2.1.1	the approval of shareholders of the Purchaser in general meeting being obtained under ASX Listing Rule 7.1 for the issue of up to 33,000,000 shares in the Purchaser to the Vendors and the Minority Shareholders on the terms set out in this Agreement;
2.1.2	each Warranty being true, accurate and not misleading as at Completion and at all times between the date of this Agreement and Completion;
2.1.3	the Vendors performing all of their obligations contained in this Agreement;
2.1.4	no disclosure being made, or arising from the Purchaser’s due diligence, and no other event occurring which materially adversely affects the value of the Sale Shares;
2.1.5	the Vendors providing to the Purchaser a legal opinion from a US law firm approved by the Purchaser confirming that the Vendors have authority to enter into this Agreement, that all signatories of the Vendor have been duly authorised, and that the Company is in good standing;
2.1.6	the Vendors and the Purchaser agreeing on the amount of the 2006 EBITDA;
2.1.7	the Vendors providing to the Purchaser evidence satisfactory to the Purchaser (acting reasonably) that any obligation or loan of the Company will not be subject to acceleration as a result of the sale of the Sale Shares to the Purchaser or the replacement of the guarantees pursuant to clause 4.6;
2.1.8	no disclosure being made, or arising from the Vendors’ due diligence which materially adversely affects the value of the ordinary shares in the Purchaser;
2.1.9	the Purchaser providing to the Vendors a legal opinion from Phillips Fox confirming that the Purchaser has authority to enter into this Agreement, that all signatories of the Purchaser have been duly authorised, and that the Company is duly incorporated;
2.1.10	each Purchaser warranty set out in clause 6.8 being true, accurate and not misleading as at Completion and at all times between the date of this Agreement and Completion; and
2.1.11	the Purchaser performing all of its obligations contained in this Agreement.
Waiver of certain Conditions
2.2	The Conditions set out in clauses 2.1.2, 2.1.3, 2.1.4, 2.1.5 ,2.1.6 and 2.1.7 are imposed for the benefit of the Purchaser and the Purchaser may in its absolute discretion waive all or any of those Conditions by notice to the Vendors on or before Completion.
2.3	The Conditions set out in clauses 2.1.8, 2.1.9, 2.1.10 and 2.1.11 are imposed for the benefit of the Vendors and the Vendors may in their absolute discretion waive all or any of those Conditions by notice to the Purchaser on or before Completion.

Share Purchase Agreement
Termination for failure of Conditions
2.4	If any of the Conditions are not satisfied or waived upon or prior to 31 December 2006, then:
2.4.1	where the Condition is that contained in clause 2.1.1 or 2.1.6, either the Purchasers or the Vendors may terminate this Agreement by notice to the other party;
2.4.2	where the Condition is that contained in clause 2.1.2, 2.1.3, 2.1.4, 2.1.5, 2.1.6 or 2.1.7 the Purchaser may terminate this Agreement by notice to the Vendors; and
2.4.3	where the Condition is that contained in clause 2.1.8, 2.1.9, 2.1.10 or 2.1.11 the Vendors may terminate this Agreement by notice to the Purchaser.
3	Pre-Completion
Business to be conducted in ordinary course
3.1	Until Completion the Vendors will and will cause the Company to:
3.1.1	conduct the Business in the ordinary course and in the same manner as it was conducted prior to the date of this Agreement;
3.1.2	manage the working capital requirements and any Liabilities of the Company in the ordinary course of business;
3.1.3	not, without prior written consent of the Purchaser:
(a)	institute material changes in management policy;
(b)	enter into any contract or commitment which would impose a significant financial obligation or which will have a material adverse effect on the Company;
(c)	acquire, dispose of, or create a Third Party Interest over any of the Assets other than acquisitions or disposals in the ordinary course of business;
(d)	distribute or return any capital or pay any dividend to its members;
(e)	issue any shares, options or securities which are convertible into shares in the Company;
(f)	alter the Company’s constitution or constituent documents;

Share Purchase Agreement
(g)	employ any person where that employment would materially increase the operating costs of the Company;
(h)	except in the ordinary course of business, terminate, change the terms of employment, or pay or provide any bonus, to any employee;
(i)	except as otherwise provided in this Agreement amend a material term of or terminate any material Contracts; or
(j)	do or fail to do anything as a result of which any of the Warranties are breached in any material respect or are untrue, inaccurate or misleading in any material respect.
Employees
3.2	The Vendors must:
3.2.1	use their reasonable endeavours to ensure that the employees of the Company as at the date of this Agreement remain and continue as employees of the Company up to and after Completion; and
3.2.2	take all reasonable steps to ensure that the Company is not subject to or threatened by any material interruption or impairment caused by any dispute with its employees up to Completion.
Access by Purchaser and its representatives
3.3	Until Completion the Vendors must:
3.3.1	ensure the Company permits the Purchaser and/or its authorised representatives upon reasonable notice to Paukovits to have unrestricted access during normal business hours to the Properties and the Assets, including the Books and Records, provided, however, that the Purchaser shall not have access to documentation if such access would jeopardise the attorney-client privilege;
3.3.2	answer any written enquiries or requisitions issued by the Purchaser;
3.3.3	allow the Purchaser and/or its authorised representatives to consult the auditor, officers and employees of the Company.
Purchaser to provide information
3.4	Prior to Completion the Purchaser will regularly update Paukovits regarding the operations of the Purchaser.

Share Purchase Agreement
4	Completion
Time and place of Completion
4.1	Completion must take place at the Purchaser’s Sydney offices on the Completion Date, or at such other place as the parties may agree in writing.
Obligations of Purchaser on Completion
4.2	On Completion the Purchaser must:
4.2.1	Appoint Paukovits as a director of the Purchaser upon receipt of his consent to act as a director and provide the same indemnity and insurance benefits for Paukovits as provided to the existing directors of the Company;
4.2.2	Immediately prior to the transfer of the Sale Shares pursuant to clause 4.3, provide a loan of US$1,055,000 to the Company on arms length commercial terms for working capital purposes, including for the Company to honour its existing obligations to make payments to its existing shareholders and senior employees.
4.2.3	Issue to the Vendors and the Minority Shareholders in the proportions set out in Schedule 1 the number of ordinary shares in the Purchaser calculated as follows (having an issue price of US$0.1818 per share):
(a)	11,000,000 shares in the event that the 2006 EBITDA agreed between the parties pursuant to clause 2.1.6 is greater than or equal to US$500,000; or
(b)	in the event that the 2006 EBITDA agreed between the parties pursuant to clause 2.1.6 is less than $500,000 the Purchaser will issue that number of shares less than 11,000,000 as reduced pro rata by the percentage by which the 2006 EBITDA is less than US$500,000. For example, if the 2006 EBITDA is US$400,000 then the Purchaser will issue 8,800,000 shares (being 80% of 11,000,000). Any shortfall below 11,000,000 shares may be potentially subject to top-up under clauses 5.10.3 and 5.11.3.
In the event that a Bid Event occurs prior to Completion, then the Purchaser will issue to the Vendors and the Minority Shareholders in the proportions set out in            11,000,000 shares in the Purchaser (having an issue price of US$0.1818 per share) and the provisions of sub-clauses (a) or (b) will no longer apply.

Share Purchase Agreement
Obligations of Vendors on Completion
4.3	At Completion the Vendors must:
4.3.1	deliver to the Purchaser:
(a)	transfers of the Sale Shares duly executed by the registered holders in favour of the Purchaser, together with the share certificates for the Sale Shares;
(b)	all waivers or consents which the Purchaser may require to enable the Purchaser to be registered as holder of the Sale Shares;
(c)	all of the following for the Company:
(i)	all available copies of the constitution of the Company or other constituent documents;
(ii)	the common seal and duplicate seals;
(iii)	the Books and Records;
(iv)	the certificates of incorporation or registration (as applicable);
(v)	certificates of registration of the Business Names;
(vi)	all certificates of title for the Freehold Properties and other Assets;
(vii)	executed and stamped originals of the Contracts;
(viii)	certificates of registration and other documents of title for the Intellectual Property Rights; and
(ix)	all other Assets in the possession or control of the Vendors;
(d)	the executed resignations of each of the directors of the Company and the secretary or secretaries of the Company (other than Paukovits, who will continue as President of the Company after Completion), effective from the close of the meeting referred to in clause 4.3.2; and
(e)	the original executed documents required to satisfy the Conditions;
4.3.2	cause to be held a meeting of the directors of the Company passing resolutions for:
(a)	the approval of the registration of the transfers of the Sale Shares;
(b)	the cancellation of the existing share certificates for the Sale Shares;
(c)	the issue of new certificates for the Sale Shares in favour of the Purchaser;

Share Purchase Agreement
(d)	the appointment of such individuals as nominated by the Purchaser as directors and secretary of the Company and who have consented in writing to act as directors and secretary respectively;
(e)	the acceptance of the resignations of directors and secretaries received under clause 4.3.1(d); and
(f)	the appointment of new signatories to the Company’s bank accounts and the revocation of existing authorities to operate those bank accounts, as notified by the Purchaser;
4.3.3	deliver to the Purchaser certified copies of any powers of attorney under which any document referred to in this clause 4.3 is executed or evidence satisfactory to the Purchaser of the authority of any person signing on another’s behalf; and
4.3.4	do all other things which are required by this Agreement to be done by the Vendors at Completion, or which are reasonably required by the Purchaser to give to the Purchaser the full possession and benefit of the Sale Shares.
Non compliance
4.4	If the Vendors have not complied with any of the provisions of clause 4.3 on the Completion Date, the Purchaser may at its option:
4.4.1	defer Completion for up to 28 days after the Completion Date (in which case the provisions of this clause 4.4 will apply to the deferred Completion);
4.4.2	proceed to Completion so far as is practical without affecting or waiving its rights under this Agreement; or
4.4.3	terminate this Agreement by notice to the Vendors.
Release of Vendor guarantees
4.5	As soon as practicable after Completion, the Purchaser will procure the release of the personal guarantees provided by the Vendors in relation to the USDA Loans upon receipt of evidence satisfactory to the Purchaser (acting reasonably) that the Company’s obligation to repay any loan amounts under the USDA Loans will not be subject to acceleration as a result of the sale of the Sale Shares to the Purchaser or the replacement of the guarantees pursuant to this clause 4.5.
4.6	The Purchaser will indemnify the Vendors in respect of any liability under the personal guarantees described in clause 4.5 with effect from Completion.

Share Purchase Agreement
5	Post Completion payments
EBITDA Statements
5.1	Within 20 Business Days after each of 30 September 2007 and 30 September 2008, the Purchaser must prepare a statement of the 2007 EBITDA and 2008 EBITDA respectively (each an EBITDA Statement) calculated in accordance with the EBITDA Accounting Principles and provide a copy to the Vendors.
Dispute
5.2	If the Vendors dispute the correctness of any EBITDA Statement, they may:
5.2.1	within 5 Business Days of receiving the EBITDA Statement request a copy of and access to the Purchaser’s working papers and books and records in relation to the relevant EBITDA Statement, which the Purchaser must provide to the Vendors within a further 2 Business Days; and
5.2.2	within 20 Business Days of receiving the EBITDA Statement issue a Dispute Notice to the Purchaser setting out in reasonable detail the basis of the dispute.
5.3	The parties must negotiate in good faith to resolve any dispute within 10 Business Days after the issue of a Dispute Notice.
5.4	If the dispute is not resolved under clause 5.3, the parties must appoint an Expert.
5.5	The Expert must be an independent firm of US-based chartered accountants selected by agreement between the parties or, failing agreement within 14 Business Days of any party issuing a Dispute Notice, as nominated by the President for the time being of the Institute of Chartered Accountants of Australia. The matters in dispute then must be promptly referred by the parties to the Expert for determination.
5.6	The Expert must be directed by the parties to settle any matter in dispute within 10 Business Days of its appointment by:
5.6.1	applying the EBITDA Accounting Principles;
5.6.2	having regard to any written submissions made to the Expert by the parties or their representatives within 5 Business Days of the appointment of the Expert;
5.6.3	making such enquiries or inspections as the Expert considers in its absolute discretion to be necessary; and
5.6.4	determining the form and content of the EBITDA Statements and providing notice of its determination to all parties.
5.7	The determination of the Expert as to the matters in dispute and the form and content of the EBITDA Statements will (in the absence of manifest error) be final and binding on the parties.

Share Purchase Agreement
5.8	In making its determination the Expert will act as an expert and not as an arbitrator.
5.9	The costs of the Expert shall be borne by the parties in accordance with the Expert’s determination.
Post-completion Share Issues
5.10	Within 5 Business Days of finalisation of the 2007 EBITDA pursuant to clauses 5.1 to 5.9, the Purchaser will issue to the Vendors and the Minority Shareholders in the proportions set out in the number of ordinary shares in the Purchaser calculated as follows (having an issue price of US $0.1818 per share):
5.10.1	11,000,000 shares in the event that
(a)	The 2007 EBITDA is greater than or equal to US$1,250,000; and
(b)	The full 11,000,000 shares were issued by the Purchaser pursuant to clause 4.2.3; or
5.10.2	In the event that the 2007 EBITDA is less than US$1,250,000, the Purchaser will issue that number of shares less than 11,000,000 as reduced pro rata by the percentage by which the 2007 EBITDA is less than US$1,250,000. For example, if the 2007 EBITDA is US$750,000 then the Purchaser will issue 6,600,000 shares (being 60% of 11,000,000); or
5.10.3	In the event that the 2007 EBITDA is greater than US$1,250,000 and less than 11,000,000 shares were issued by the Purchaser pursuant to clause 4.2.3, then the Purchaser will issue that number of shares more than 11,000,000 as increased pro rata by the percentage by which the 2007 EBITDA is greater than US$1,250,000, provided always that the aggregate number of shares issued under this clause 5.10 and clause 4.2.3 must not exceed 22,000,000. For example, if the 2007 EDITDA is US$1,500,000 and a total of 9,600,000 shares were issued by the Purchaser under clause 4.2.3, then the Purchaser will issue 12,400,000 shares pursuant to this clause 5.10.
5.11	Within 5 Business Days of finalisation of the 2008 EBITDA pursuant to clauses 5.1 to 5.9 the Purchaser will issue to Stock Ownership Plan (being a Minority Shareholder) the number of ordinary shares in the Purchaser calculated as follows (having an issue price of US $0.1818 per share):
5.11.1	1,769,900 shares in the event that:
(a)	The 2008 EBITDA is greater than or equal to US$1,250,000; and
(b)	The full 22,000,000 shares were issued in aggregate pursuant to clauses 5.10 and 4.2.3; or

Share Purchase Agreement
5.11.2	In the event that the 2008 EBITDA is less than US$1,250,000, the Purchaser will issue that number of shares less than 1,769,900 as reduced pro rata by the percentage by which the 2008 EBITDA is less than US$1,250,000. For example, if the 2008 EDITDA is US$1,125,000 then the Purchaser will issue 1,592,910 shares (being 90% of 1,769,900); or
5.11.3	In the event that the 2008 EBITDA is greater than US$1,250,000 and less than 22,000,000 shares were issued in aggregate pursuant to clauses 5.10 and 4.2.3, then the Purchaser will issue that number of shares more than 1,769,900 as increased pro rata by the percentage by which the 2008 EBITDA is greater than US$1,250,000, provided always that the aggregate number of shares issued to Stock Ownership Plan under this clause 5.11 and clauses 5.10 and 4.2.3 must not exceed 5,309,700.
Options
5.11A.1	The Purchaser agrees that by no later than 30 September 2007 it will issue the following unlisted options over unissued ordinary shares in the Purchaser to the Vendors as follows:
5.11A.1.1	3,000,000 unlisted options;

5.11A.1.2	2,000,000 unlisted options;

5.11A.1.3	2,000,000 unlisted options,
(Options).
5.11A.2	The terms of the Options issued pursuant to clause 5.11A.1 will be as follows:
5.11A.2.1	the exercise price of each Option will be A$0.25;
5.11A.2.2	each Option will entitle the holder to be issued one fully paid ordinary share in the Purchaser if the relevant performance hurdles are met and they are exercised within the relevant exercise period;
5.11A.2.3	subject to clause 5.11A.2.5, the following Options will vest, in number and to the respective parties per Schedule 14, on satisfaction of the following performance hurdles and will be exercisable in the period set out in this clause:
(a)	if a binding prefilled industrialisation/development agreement is entered into between Sanofi Aventis and Unilife on or before 31 March 2009 the 3,000,000 Options will vest on the date of execution of that agreement and may then be exercised at any time from that date up to 5.00pm (Sydney time) on 30 September 2011. The industrialisation/development agreement will be a formal legally binding agreement for the next phase, of the development of the prefilled syringe, after the existing has been fulfilled.

Share Purchase Agreement
(b)	if the 2008 EBITDA is greater than US$1,250,000 as determined in accordance with clauses 5.1 to 5.9 or if the Company receives revenue in excess of US$15 million from an individual contract, or signs a contract which would generate a guaranteed revenue in excess of US$15 million per annum in the first 12 months from the date of signing, during the period from 1 October 2007 to 30 September 2008 (excluding revenue derived from any contract between the Company and the Purchaser or the Company 2,000,000 Options will vest on the date on the earlier of attaining the 2008 EBITDA or the Company receiving revenue in excess of US$15 million (as defined in this paragraph) and may then be exercised at any time from that date up to 5.00pm (Sydney time) on 30 September 2011:
(c)	if the market capitalisation of the Purchaser exceeds US$160 million at any time between 1 October 2007 and 30 March 2009 2,000,000 Options will vest on that date and may then be exercised at any time from that date up to 5.00pm (Sydney time) on the 30 September 2011.
5.11A.2.4	any Options not exercised by the end of any period in which they must be exercised as set out in clause 5.11A.2.3 and clause 5.11A.2.5 will immediately lapse at the expiration of such period;
5.11A.2.5	notwithstanding clause 5.11A.2.3, if a Bid Event occurs an optionholder may elect to require any unexercised Options referred to in clause 5.11A.1 that have not lapsed to vest and such Options will become immediately exercisable at any time from the date of the Bid Event up to 5.00pm (Sydney time) on 30 September 2011. Any Options that are not vested pursuant to this clause will continue to be subject to vesting under clause 5.11A.2.3;
5.11A.2.6	the Options may only be exercised in minimum parcels of 50,000 Options;
5.11A.2.7	the Options are not transferable unless agreed to by the Purchaser;
5.11A.2.8	there are no participating rights or entitlements inherent in the Options and optionholders will not be entitled to participate in new issues of capital offered to the existing shareholders of the Purchaser during the currency of the Options. However, the Purchaser will send a notice to each optionholder at least 9 Business Days before the relevant record date. This will give optionholders the opportunity to exercise their vested Options prior to the date for determining entitlements to participate in any such issue;
5.11A.2.9	the Options do not confer on the holder any right to participate in dividends until shares are allotted pursuant to the exercise of the Options;

Share Purchase Agreement
5.11A.2.10	in the event of a reorganisation of the issued capital of the Purchaser on or prior to the expiry of the Options, the Options will be reorganised in accordance with the ASX Listing Rules (if applicable) and the rights of an optionholder will be changed to the extent necessary to comply with the applicable ASX Listing Rules in force at the time of the reorganisation. In any case, the Options will be reorganised in a manner which will not result in any benefits being conferred on the optionholder which are not conferred on shareholders of the Purchaser;
5.11A.2.11	the number of shares to be issued pursuant to the exercise of Options will be adjusted, inaccordance with the ASX Listing Rules, for bonus issues made prior to exercise of the Options (if any) so that upon exercise of the Options the number of shares received by the optionholder will include the number of bonus shares that would have been issued to them if the Options had been exercised prior to the record date for the bonus issues. The exercise price of the Options will not change as a result of any such bonus issues;
5.11A.2.12	if the Company makes (whether before or during the exercise period) a pro rata issue of shares (except a bonus issue) to existing holders of shares (other than an issue in lieu of or in satisfaction of dividends or by way of dividend reinvestment) and no share has been issued in respect of an Option before the record date for determining entitlements to the issue, the exercise price of the Option will be reduced in accordance with the ASX Listing Rules.
5.11A.2.13	in applying any provisions of these terms to adjust a number of shares the subject of an Option or the exercise price for shares, account shall be taken of each prior event requiring adjustment under these terms so that the effect of successive applications of the provisions of these terms is cumulative.
5.11A.2.14	in order to exercise a vested Option the optionholder must provide a notice of exercise (in a form approved by the Purchaser), any option certificate issued to the optionholder in respect of the Option being exercised and payment of the exercise price in cleared funds to the Purchaser prior to the Option lapsing. A notice of exercise provided to the Purchaser in accordance with this clause is only effective (and becomes effective) when the Purchaser has received the exercise price in cleared funds;
5.11A.2.15	the Company will make application to the Australian Securities Exchange for Official Quotation of the shares allotted and issued upon the exercise of an Option within 10 Business Days after allotment and issue of those shares; and

Share Purchase Agreement
5.11A.2.16	all shares issued upon exercise of any Options will rank pari passu in all respects with the Purchaser’s then existing ordinary shares.
5.11B	The Purchaser agrees to pay to the Vendors 10% of the gross profit (being revenue less the costs of goods sold) made by IBS in respect of the HME program during the period 1 October 2007 to 30 September 2009 in respect of units supplied by IBS during that period. This payment will be apportioned and paid to each party as outlined in Schedule 14. The aggregate amount payable under this clause must be paid within five Business Days of the later of shipment of the units to, or receipt of the funds from, HME. The gross profit for the purposes of this clause shall be determined by the Purchaser’s auditor and such determination will (in the absence of manifest error) be final and binding on the parties. Any payments under this clause are for the acquisition of all of the shares of IBS and reflects the status as shareholders, without regard to services rendered.
Bid Event
5.12	Notwithstanding clauses 5.10 and 5.11 above, in the event that a Bid Event occurs at any time after the date of this Agreement and prior to the due date for an issue of shares by the Purchaser pursuant to:
(a)	clause 5.10, then the Purchaser will within 5 Business Days of the Bid Event occurring (or at Completion in the event that the Bid Event occurs prior to Completion) issue to the Vendors and the Minority Shareholders, in the proportions set out in Schedule 1, a total of 11,000,000 shares in the Purchaser (having an issue price of US $0.1818 per share) in respect of the issue date described in clause 5.10 which has not yet occurred, and the provisions of clause 5.10 will no longer apply; and
(b)	clause 5.11, then the Purchaser will within 5 Business Days of the Bid Event occurring issue to Stock Ownership Plan (being a Minority Shareholder) 1,769,900 shares in the Purchaser (having an issue price of A$0.25 per share) in respect of the issue date described in clause 5.11 which has not yet occurred, and the provisions of clause 5.11 will no longer apply.
Call option for the Vendors
5.13	In the event that the Purchaser suffers an Insolvency Event prior to the Vendors becoming entitled to receive shares in the Purchaser under clauses 5.10 or 5.12, the Vendors may by joint notice in writing to the Purchaser within 30 days of the Insolvency Event occurring require the Purchaser to transfer all of the issued shares in the Company to the Vendors, in the proportions set out in column 6 of Schedule 1.

Share Purchase Agreement
5.14	Upon receipt of a valid notice from the Vendors under clause 5.13, the Purchaser must, transfer all of the issued shares in the Company to the Vendors, in the proportions set out in column 6 of Schedule 1 upon receipt from the Vendors, within 14 days of the notice described in clause 5.13, of:
5.14.1	an amount in cleared funds equal to US$950,000 less any amounts in excess of US$950,000 distributed by the Company to the Purchaser following Completion and prior to issue of the notice under clause 5.13. The minimum amount for the purpose of this clause will be US$1; and
5.14.2	Duly executed transfers for a consideration of A$1 in favour of the Purchaser’s nominee(s) of all shares in the Purchaser previously issued to the Vendors as at that date pursuant to this Agreement and still owned by the Vendors as at that date.
Conduct of Business post-Completion
5.15	Following Completion and up until the earlier of 30 September 2008 and the date that shares are issued by the Purchaser pursuant to clause 5.12, the Purchaser will not, without Paukovits’ prior consent, implement a material change in the manner in which the Business is operated as at the date of this Agreement where such change is likely to have a material adverse effect on the 2008 EBITDA. However, the parties agree that immediately following 30 September 2007 the engineering and automation department of the Company will become a direct cost centre of the Purchaser and under the Purchaser’s direct control.
5.16	During the period after Completion and prior to the Vendors becoming entitled to receive shares in the Purchaser under clauses 5.10 or 5.12, the Purchaser will not, without Paukovits’ prior consent, require the Company to dispose of any assets or create any liabilities which would result in a material decrease in the net asset position of the Company.
5.17	The parties will negotiate in good faith to amend the EBITDA target in clause 5.10 to reflect the underlying EBITDA calculation methodology set out in Schedule 13 in the event that:
5.17.1	The Purchaser terminates after Completion any contracts in existence as at the date of this Agreement for the Company to provide manufacturing services to the Purchaser; or
5.17.2	B Braun provides written notice to the Company terminating its existing contract with the Company on the grounds that the sale of the Sale Shares to the Purchaser represents a breach of that contract.
Employment agreements for key Vendors
5.18	Prior to Completion, the Purchaser will negotiate in good faith with each of Paukovits, Keith Bocchicchio and Daniel Adlon and will finalise employment agreements with those Vendors on terms commensurate with those of similar executives of the Purchaser and subject to the Purchaser’s corporate governance obligations.

Share Purchase Agreement
6	Warranties and indemnity
Warranties
6.1	The Vendors jointly and severally represent, warrant and covenant to and with the Purchaser that each statement contained in Schedule 10 (each a Warranty) is now and will be true, accurate and not misleading until Completion, (except that where any statement is expressed to be made only at a particular date it is given only at that date).
6.2	Each Warranty is separate and independent and unless expressly provided is not limited by reference to any other Warranty or provision of this Agreement.
6.3	Where any statement in the Warranties is qualified by the expression ‘so far as the Vendors are aware’ or ‘to the best of the Vendors’ knowledge and belief’ or any similar expression referring to the Vendors’ awareness or knowledge, that statement will be deemed to mean only the actual knowledge of any of the Vendors.
Reliance
6.4	The Vendors acknowledge that the Purchaser has been induced to enter into this Agreement by the Warranties and has fully relied on the truth and accuracy of the Warranties.
Indemnity
6.5	The Vendors jointly and severally indemnify the Purchaser (for itself and as trustee for the Company) against all proceedings, actions, claims, demands, losses (including any decrease in the value of the Assets or the value of the Sale Shares, whether or not realised), Liabilities, damages, costs and expenses (Indemnified Matters) which may be made, brought against, suffered or incurred by the Purchaser and the Company, and which arise directly or indirectly out of or in connection with any Warranty being untrue, inaccurate or misleading, or any breach of this Agreement by the Vendors whether or not the Indemnified Matters are within the parties’ reasonable contemplation as at the date of this Agreement.
Prompt disclosure of breach
6.6	The Vendors must immediately disclose to the Purchaser anything which becomes known to them which:
6.6.1	is a breach of, or is inconsistent with, any Warranty; or
6.6.2	has or is likely to have, a material adverse effect on the financial position of the Company.
Warranty/indemnity payments
6.7	If any sum payable by the Vendors to the Purchaser under this clause is subject to Tax (whether by way of deduction or withholding or direct assessment of the recipient), that sum must be increased by the amount necessary to ensure that after deduction, withholding or payment of Tax, the Purchaser will receive an amount equal to the sum otherwise required to be paid.

Share Purchase Agreement
Purchaser Warranties
6.8	The Purchaser represents, warrants and covenants to and with the Vendors that each of the following statements is now and will be true, accurate and not misleading until Completion, (except that where any statement is expressed to be made only at a particular date it is given only at that date):
6.8.1	the Purchaser has full power and authority to enter into and perform this Agreement;
6.8.2	the entry into and performance of this Agreement does not breach any obligation of the Company or its Constitution;
6.8.3	the Purchaser has complied with its disclosure obligations under the ASX Listing Rules;
6.8.4	all shares issued by the Purchaser under this Agreement will be issued free from Third Party Interests and will rank pari passu with all existing issued shares in the Purchaser;
6.8.5	the Purchaser has in place at the date of this Agreement the indemnity and insurance arrangements for directors as set out in Schedule 12;
6.8.6	upon quotation on ASX immediately following Completion, the shares in the Purchaser issued to the Vendors pursuant to this Agreement will be tradeable on ASX by the Vendors, subject to the requirements of law and the Purchaser’s policy on directors and senior executives dealing in securities.
6.8.7	To the best of the Purchaser’s knowledge and belief, all representations and warranties about the Purchaser set out in this Agreement or in any certificate delivered by the Purchaser in connection with this Agreement are true and accurate and do not state or omit any material fact that make such representations and warranties misleading.
Limitations
6.9	The liability of the Vendors under the Warranties is limited as follows:
6.9.1	The maximum aggregate amount for which the Vendors are liable in respect of all claims under the Warranties is the value of all shares which have been issued up to the date of the claim pursuant to clauses 4.2.3, 5.10 and 5.11 and using the US$0.1818 purchase price per share in the Purchaser to calculate such value;

Share Purchase Agreement
6.9.2	Each Vendor’s maximum liability for any Warranty claim is limited to the proportion of the claim as set out against that Vendor’s name in column 5 of Schedule 1;
6.9.3	The Vendors are not liable for any Warranty claim to the extent that the subject matter of the relevant claim is fairly disclosed in Schedule 11; and
6.9.4	Notwithstanding anything in this Agreement to the contrary, the Vendors shall not have any liability for a claim under the Warranties (excluding the Warranties in clause 5.3 of Schedule 10) unless such claim is notified to the Vendors in writing on or prior to the later of the second anniversary of Completion and the date 3 months after shares in the Purchaser are issued to Stock Ownership Plan (being a Minority Shareholder) pursuant to clause 5.11.
7	Non compete
General obligations
7.1	Subject to clauses 10.2 and 10.4, each of the Vendors must not, and must ensure that the Vendor Associates do not, directly or indirectly, whether solely or jointly with any other person, and whether as principal, agent, director, executive officer, employee, shareholder, partner, joint venturer, adviser, consultant or otherwise:
7.1.1	for a period of two years after Completion, within any country in which the Company has carried on business, carry on or be engaged or involved in any trade, business or undertaking which is in competition with the Company;
7.1.2	for a period of two years after Completion canvass, solicit, or entice away from the Company the custom of any person who as at Completion or at any time during the period of 12 months prior to Completion was a client, customer, identified prospective customer, representative or agent or correspondent of the Company or was in the habit of dealing with the Company;
7.1.3	for a period of two years after Completion, employ, solicit or entice away from the Company any person who as at Completion or at any time during the period of 6 months prior to Completion was an officer, manager, consultant or employee of the Company whether or not that person would commit a breach of contract by reason of leaving the Company;
7.1.4	use or disclose, any Confidential Information (not being information which is or becomes available to the public other than by reason of a breach of this clause);
7.1.5	use or register a name or trade mark which includes all or part of any Business Name, Trade Mark or the name of the Company or any confusingly similar word or words in such a way as to be capable of or likely to be confused with any Business Name, Trade Mark or name of the Company; or

Share Purchase Agreement
7.1.6	attempt, counsel, procure or otherwise assist any person to do any of the acts referred to in this clause.
Restraints fair and reasonable
7.2	The Vendors acknowledge that:
7.2.1	the covenants given in clause 7.1 are material to the Purchaser’s decision to enter into this Agreement; and
7.2.2	the restraints contained in clause 7.1 are:
(a)	fair and reasonable regarding the subject matter, area and duration; and
(b)	reasonably required by the Purchaser to protect the business, financial and proprietary interests of the Company.
Severability
7.3	Each of the obligations set out in clause 7.1 is severable and independent so that if clause 7.1 or any part or provision of it is unenforceable then that clause or that part will be deemed eliminated or modified to the minimum extent necessary to make this Agreement or that clause or part enforceable.
8	Confidentiality and announcements
Provisions to remain confidential
8.1	Subject to clauses 8.2 and 8.3 each party must not, without the prior written consent of the other parties, disclose the content or effect of this Agreement.
Permitted disclosures
8.2	A party may make disclosures:
8.2.1	to those of its employees, officers, professional or financial advisers and bankers as the party reasonably thinks necessary to give effect to this Agreement but only on a strictly confidential basis; and
8.2.2	if required by law or the requirements of any stock exchange, after the form and terms of that disclosure have been notified to the other party and the other party has had a reasonable opportunity to comment on the form and terms.
Announcements
8.3	Any party may make announcements or statements at any time in the form and on the terms previously agreed by the parties in writing, which agreement must not be unreasonably withheld.

Share Purchase Agreement
Return of information in the event of termination
8.4	If this Agreement is terminated prior to Completion the Purchaser must return to the Vendors:
8.4.1	all Confidential Information in written or deliverable form; and
8.4.2	any other information obtained by the Purchaser, its officers, employees and advisers from the Vendors, the Company and their respective officers, employees and advisers under clause 3.3.
9	Notices
Requirements
9.1	All notices must be:
9.1.1	in legible writing and in English;
9.1.2	addressed to the recipient at the address or facsimile number set out below or to such other address or facsimile number as that party may notify to the other parties:

to the Vendors:
Address:	720 Pine Tree Road, Hummelstown, PA 17036, USA
Attention:	Edward J. Paukovits, Jr.,
Facsimile No.	+1 717 938 9364

to the Purchaser:
Address:	Level 5, 35 Clarence Street
Attention:	Chief Executive Officer
Facsimile No.	+61 (2) 8346 6511
9.1.3	signed by the party or where the sender is a company by an officer of that company or under the common seal of that company; and
9.1.4	sent to the recipient by hand, prepaid post (airmail if to or from a place outside Australia) or facsimile.
Receipt
9.2	Without limiting any other means by which a party may be able to prove that a notice has been received by another party, a notice will be deemed to be duly received:
9.2.1	if sent by hand when left at the address of the recipient;
9.2.2	if sent by internationally recognised express courier, 3 days after the date of posting; or

Share Purchase Agreement
9.2.3	if sent by facsimile, upon receipt by the sender of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the whole facsimile was sent to the recipient’s facsimile number;
but if a notice is served by hand, or is received by the recipient’s facsimile on a day which is not a Business Day, or after 5.00 pm on a Business Day, recipient’s local time the notice is deemed to be duly received by the recipient at 9.00 am on the first Business Day after that day.
10	General Provisions
Costs
10.1	Each party must pay its own costs in respect of this Agreement and the documents contemplated by this Agreement except that the Purchaser must pay all stamp duty payable on this Agreement, the transfer of the Sale Shares and any other documents contemplated by this Agreement.
Termination
10.2	Subject to clause 10.4, the Vendors may terminate this Agreement in the event that:
10.2.1	the call option is validly exercised in accordance with clause 5.14; or
10.2.2	the Purchaser fails to remedy within 60 days of receipt of a valid claim from the Vendors that the Purchaser has materially breached its obligations under clauses 5.10, 5.11 or 5.12.
Non merger
10.3	The warranties, other representations and covenants by the parties in this Agreement are continuing and will not merge or be extinguished on Completion.
Effect of termination
10.4	If this Agreement is terminated under clause 2.4, 4.4 or 10.2:
10.4.1	the parties are released from the obligation to continue to perform this Agreement (including the obligations set out in clause 7) except those obligations contained in clause 8 and any other obligations which by their nature survive termination; and
10.4.2	each party retains the rights it has against any other party for any past breach of the Agreement.

Share Purchase Agreement
Indemnities
10.5	The indemnities contained in this Agreement are:
10.5.1	continuing, separate and independent obligations of the parties from their other obligations, and survive the termination of this Agreement; and
10.5.2	absolute and unconditional and unaffected by anything which otherwise might have the effect of prejudicing, releasing, discharging or affecting the liability of the party giving the indemnity.
Invalid or unenforceable provisions
10.6	If a provision of this Agreement is invalid or unenforceable in a jurisdiction:
10.6.1	it is to be read down or severed in that jurisdiction to the extent of the invalidity or unenforceability; and
10.6.2	it does not affect the validity or enforceability of:
(a)	that provision in another jurisdiction; or
(b)	the remaining provisions.
Waiver and exercise of rights
10.7	A waiver by a party of a provision or of a right under this Agreement is binding on the party granting the waiver only if it is given in writing and is signed by the party or an officer of the party granting the waiver.
10.8	A waiver is effective only in the specific instance and for the specific purpose for which it is given.
10.9	A single or partial exercise of a right by a party does not preclude another or further exercise if that right or the exercise of another right.
10.10	Failure by a party to exercise or delay in exercising a right does not prevent its exercise or operate as a waiver.
Amendment
10.11	This Agreement may be amended only by a document signed by all parties.
Counterparts
10.12	This Agreement may be signed in counterparts and all counterparts taken together constitute one document.
Further assurances
10.13	Each party must, at its own expense, whenever requested by another party, promptly do or arrange for others to do everything reasonably necessary to give full effect to this Agreement and the transactions contemplated by this Agreement.

Share Purchase Agreement
Assignment
10.14	A party must not transfer, assign, create an interest in or deal in any other way with any of its rights under this Agreement without the prior written consent of the other parties.
Entire agreement
10.15	This Agreement is the entire agreement of the parties about the subject matter of this Agreement and supersedes any representations, negotiations, arrangements, understandings or agreements and all other communications.
Rights cumulative
10.16	The rights, remedies and powers of the parties under this Agreement are cumulative and not exclusive of any rights, remedies or powers provided to the parties by law.
Consents and Approvals
10.17	A party may give its approval or consent conditionally or unconditionally or withhold its approval or consent in its absolute discretion unless this Agreement expressly provides otherwise.
Jurisdiction
10.18	Each party irrevocably and unconditionally:
10.18.1	submits to the non-exclusive jurisdiction of the courts of New South Wales, Australia; and
10.18.2	waives any claim or objection based on absence of jurisdiction or inconvenient forum.
Service of process
10.19	Each party agrees that a document required to be served in proceedings about this Agreement may be served:
10.19.1	if originating process or a subpoena to be served on a company or registered body by being sent by post to or left at its registered office, and in all other cases at its address for service of notices under clause 9; or
10.19.2	in any other way permitted by law.
Governing Law
10.20	This Agreement is governed by the laws of New South Wales, Australia.

Share Purchase Agreement
11	Definitions and interpretations
Definitions
11.1	In this Agreement unless the context requires another meaning:
2006 EDITDA means the earnings before interest, taxes, depreciation and amortisation of the Company for the 9 month period ending on 30 September 2006.
2007 EDITDA means the earnings before interest, taxes, depreciation and amortisation of the Company for the 12 month period ending on 30 September 2007.
2008 EDITDA means the earnings before interest, taxes, depreciation and amortisation of the Company for the 12 month period ending on 30 September 2008.
A$ means the lawful currency of Australia.
Accounting Standards means Generally Accepted Accounting Principles in the United States of America.
Accounts means the audited annual accounts of the Company as at the Accounts Date, a copy of which are annexed at Schedule 2.
Accounts Date means 30 June 2006.
Assets means the assets owned or used by the Company in conducting the Business including the assets listed in Schedule 3.
Authorisation means:
(a)	any authorisation, approval, licence, permit, consent, qualification, accreditation, filing, registration, certificate, resolution, direction, declaration, or exemption; and
(b)	for anything which a Government Agency may prohibit or restrict within a specified period after it is notified, the expiry of that period without intervention or action by that Government Agency.
Balance Sheet means the balance sheet of the Company as at 30 September 2006 as prepared by the Vendors.
Bid Event means the board of directors of the Purchaser resolves to approve an offer from a third party to acquire substantially all of the issued shares in the Purchaser.

Share Purchase Agreement
Books and Records means originals and copies in machine readable or printed form of all registers, books, reports, correspondence, files, records, accounts, documents and other material in the possession or control of the Company or the Vendors about or used in connection with the Company including all:
(a)	operational and financial records;
(b)	employment records;
(c)	documents of title for the Assets;
(d)	all registers and constituent documents of the Company and all minute books of meetings of directors and members.
Business means the business carried on by the Company of contract manufacturing of medical devices in the USA as at the date of this Agreement.
Business Day means a day that is not a Saturday, Sunday or a public holiday or bank holiday in Sydney, Australia, or Lewisberry, USA.
Business Names means all business names and trade names (other than Trade Marks) registered in the name of the Company or under which the Company carries on business.
Code means the US Internal Revenue Code of 1986.
Company means Integrated BioSciences Inc. of 637 Lowther Road, Lewisberry, Pennsylvania 17339, USA.
Completion means completion of the sale and purchase of the Sale Shares under this Agreement.
Completion Date means the third Business Day after which the Conditions have been satisfied or waived, or any other date as the parties agree in writing.
Conditions means the conditions described in clause 2.
Confidential Information means all:
(a)	know-how, trade secrets, ideas, concepts, technical and operational information, owned or used by the Company;
(b)	information concerning the affairs or property of the Company or any business, property or transaction in which the Company may be or may have been concerned or interested;
(c)	details of any customers or suppliers of the Company;
(d)	information about the terms or effect of this Agreement; and
(e)	information which by its nature or by the circumstances of its disclosure, is or could reasonably be expected to be regarded as confidential to:
(i)	the Company; or

Share Purchase Agreement
(ii)	any third party with whose consent or approval the Company uses that information.
Contracts means all contracts or agreements to which the Company is a party or by which the Company may be bound, including all such contracts or agreements referred to in Schedule 4.
Control means any situation where a person or persons (each a Controlling Person) has, or is entitled to acquire, the right or power to secure whether directly or indirectly, that the affairs of another person (Controlled Person) are conducted in accordance with the wishes of the Controlling Person.
Dispute Notice means a written notice under clause 5.2 of any dispute about an EBITDA Statement.
Dollars, $ and US$ means the lawful currency of the United States of America.
EBITDA Accounting Principles means the Accounting Standards incorporating appropriate allowances to reflect forecast production charges from the Company to the Purchaser.
EBITDA Statement has the meaning set out in clause 5.1.
Environmental Laws means any law about the environment, planning, building or local government including any law about:
(a)	land use or occupation of land or buildings;
(b)	occupational health and safety;
(c)	heritage preservation, protection or conservation of natural or cultural resources;
(d)	pollution or contamination of air, water or soil;
(e)	waste disposal, treatment or storage;
(f)	chemical, toxic, hazardous, poisonous or dangerous substances;
(g)	pesticides;
(h)	noise or odour; or
(i)	a Pollutant.
Expert means an independent firm of chartered accountants selected or nominated under clause 5.4.

Share Purchase Agreement
Freehold Properties means the properties detailed in Schedule 5 and all improvements on those properties.
Government Agency means:
(a)	a government, whether foreign, federal, state, territorial or local;
(b)	a department, office or minister of a government acting in that capacity; or
(c)	a commission, delegate, instrumentality, agency, board or other governmental, semi-governmental, judicial, administrative, monetary or fiscal authority, whether statutory or not.
Gross Profit for the purposes of clause 5.11B means Revenue (less discounts and rebates) less Cost of Goods Sold (includes direct labour, direct materials and indirect manufacturing overheads).
Insolvency Event means the Purchaser having a liquidator, receiver or administrator appointed over substantially all of its business.
Intellectual Property Rights means all rights of the Company in and to:
(a)	the Business Names;
(b)	the Trade Marks; and
(c)	all designs, patents, copyright, processes, methods, inventions, product formulations, plant variety rights, eligible layout rights owned or used by the Company.
Leasehold Properties means the properties detailed in Schedule 5 and all improvements on those properties.
Liabilities means all liabilities, whether actual or contingent, present or future, quantified or unquantified.
Minority Shareholders means the persons listed in Part 2 of Schedule 1.
Options has the meaning ascribed to that term in clause 5.11A.1.
Paukovits means Ed Paukovits of 720 Pine Tree Road, Hummelstown, PA 17036, USA .
Plant and Equipment means all fixed and loose plant, equipment, machinery, furniture, fixtures and fittings, computer hardware, vehicles, and all other tangible assets used in the Business by the Company.

Share Purchase Agreement
Pollutant means any solid, liquid, gas, odour, radiation, heat, sound, vibration, chemical, chemical waste or other substance:
(a)	declared by a Government Agency to be hazardous, a contaminant, a risk to health or safety of any person, animal or plant, or to otherwise cause, or to be likely to cause, the environment to be degraded; or
(b)	including asbestos, polychlorinated biphenyls and radioactive substances.
Properties means the Leasehold Properties and the Freehold Properties.
Property Leases means the leases and licences for the Leasehold Properties.
Purchase Price means the purchase price payable by the Purchaser for the Sale Shares by means of the issue of ordinary shares and Options in the Purchaser pursuant to clauses 4.2.3, 5.10, 5.11 and 5.11A.1 plus any amounts payable under clause 5.11B.
Related Body Corporate means that where a body corporate is:
(a)	a holding company of another body corporate; or
(b)	a subsidiary of another body corporate; or
(c)	a subsidiary of a holding company of another body corporate;
the first-mentioned body and the other body are Related Bodies Corporate.
Relative, in relation to any person, means any of the following, namely:
(a) the parent, grandparent, brother, sister, uncle, aunt, nephew, niece, lineal descendant or adopted child of that person or of his or her spouse; and
(b) the spouse of that person or of any other person specified in paragraph (a).
Sale Shares means the shares in the Company to be acquired by the Purchaser, details of which are set out in Schedule 1, together with all rights attaching to those shares as at Completion.
Security Interest means an interest in an asset which provides security for, or protects against default by, a person for the payment or satisfaction of a debt, obligation or liability including a mortgage, charge, bill of sale, pledge, deposit, lien, encumbrance, hypothecation, or arrangement for the retention of title.
Stock means all raw materials, supplies, packaging and containers, work-in-progress, finished products, parts and components and other inventory of the Business including items of stock in transit or on consignment to customers.

Share Purchase Agreement
Tax means a tax, levy, charge, impost, deduction, withholding or duty of any nature (including stamp and transaction duty and sales tax, value added or similar tax) at any time:
(a)	imposed or levied by any Government Agency; or
(b)	required to be remitted to, or collected, withheld or assessed by, any Government Agency; and
(c)	any related interest, expense, fine, penalty or other charge on those amounts.
Third Party Interest means any Security Interest, lease, license, option, voting arrangement, easement, covenant, notation, restriction, interest under any agreement, interest under any trust, or other right, equity, entitlement or other interest of any nature held by a third party.
Trade Marks means the trade marks, service marks, brand names, or rights about the get up or trade dress of any product, packaging or outlet, logos, slogans and similar rights owned, used or licensed for use by the Company in connection with the goods and/or services made available by the Company whether or not registered.
USDA Loans means the USDA/Commerce Debts taken out by the Company in December 2005 and September 2006 in the amounts of US$1,200,000 and US$2,100,000 respectively.
Vendor Associate means:
(a)	any Related Body Corporate of any of the Vendors;
(b)	any director, secretary or chief executive officer of the Company or of any of the Vendors;
(c)	any Relative of any of the Vendors or any person described in sub-clause (b); or
(d)	any corporation or other entity over which any of the Vendors or any one or more of the persons described in sub-clauses (a), (b) or (c) have Control.
Warranties means the representations, warranties and covenants made by the Vendors under clause 6 and Warranty means any one of them.
Interpretation
11.2	In this Agreement, unless the context otherwise requires:
11.2.1	a reference:
(a)	to the singular includes the plural and vice versa;

Share Purchase Agreement
(b)	to a gender includes all genders;
(c)	to a document (including this Agreement) is a reference to that document (including any Schedules and Schedules) as amended, consolidated, supplemented, novated or replaced;
(d)	to an agreement includes any deed, agreement or legally enforceable arrangement or understanding whether written or not;
(e)	to parties means the parties to this Agreement and to a party means a party to this Agreement;
(f)	to a notice means all notices, approvals, demands, requests, nominations or other communications given by one party to another under or in connection with this Agreement;
(g)	to a person (including a party) includes:
(i)	an individual, company, other body corporate, association, partnership, firm, joint venture, trust or Government Agency;
(ii)	the person’s successors, permitted assigns, substitutes, executors and administrators,
(h)	to a law:
(i)	includes a reference to any constitutional provision, subordinate legislation, treaty, decree, convention, statute, regulation, rule, ordinance, proclamation, by-law, judgment, rule of common law or equity or rule of any applicable stock exchange;
(ii)	is a reference to that law as amended, consolidated, supplemented or replaced; and
(iii)	is a reference to any regulation, rule, ordinance, proclamation, by-law or judgment made under that law,
(i)	to proceedings includes litigation, arbitration, and investigation;
(j)	to a judgement includes an order, injunction, decree, determination or award of any court or tribunal;
(k)	to time is a reference to Sydney time;
11.2.2	headings are for convenience only and are ignored in interpreting this Agreement;

Share Purchase Agreement
11.2.3	a warranty, representation, covenant or obligation given or entered into by more than one person binds them jointly and severally;
11.2.4	if a period of time is specified and dates from, after or before, a given day or the day of an act or event, it is to be calculated exclusive of that day;
11.2.5	if a payment or other act must (but for this clause) be made or done on a day which is not a Business Day, then it must be made or done on the next Business Day;
11.2.6	the words including or includes mean including but not limited to or including without limitation;
11.2.7	where a word or phrase is defined, its other grammatical forms have a corresponding meaning; and
11.2.8	this Agreement must not be construed adversely to a party solely because that party was responsible for preparing it.

Share Purchase Agreement

Execution and date

Executed as an agreement.

Date:

Executed by Unilife Medical
Solutions Limited by :

/s/ Alan Shortall	/s/ Jeff Carter
Signature of director	Signature of director/company secretary

Alan Shortall	Jeff Carter

Name of director (print)	Name of director/company secretary (print)

Signed by Edward J. Paukovits, Jr. in the presence of:

/s/ Cheryl S. Domsch	/s/ Edward J. Paukovits, Jr.

Signature of witness	Signature of Edward J. Paukovits, Jr.

Cheryl S. Domsch
Name of witness (print)

Signed by Keith A. Bocchicchio in the presence of:

/s/ Cheryl S. Domsch	/s/ Keith A. Boccicchio

Signature of witness	Signature of Keith A. Bocchicchio

Cheryl S. Domsch
Name of witness (print)

Share Purchase Agreement

Signed by Daniel T. Adlon in the presence of:

/s/ Cheryl S. Domsch	/s/ Daniel T. Adlon

Signature of witness	Signature of Daniel T. Adlon

/s/ Cheryl S. Domsch
Name of witness (print)

List of Omitted Schedules/Exhibits to Agreement*

Schedule 1	Part 1 — Vendor Details
Part 2 — Minority Shareholder Details
Schedule 2	Accounts
Schedule 3	Assets
Schedule 4	Material Contracts
Schedule 5	Properties
Schedule 6	Plant and Equipment
Schedule 7	Intentionally Blank
Schedule 8	Intellectual Property Rights
Schedule 9	Employees
Schedule 10	Warranties
Schedule 11	Disclosures
Schedule 12	Purchaser’s Existing D&O Arrangements
Schedule 13	EBITDA Calculation Methodology
Schedule 14	Allocation of Options

*	The registrant agrees to furnish supplementally a copy of any omitted schedule/exhibit to the Securities and Exchange Commission upon request.